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April 9, 2010

VIA EDGAR

Michael L. Kosoff

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)

File Nos. 333-37115, 811-08399

Dear Mr. Kosoff:

In a March 25, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 40 (“PEA 40”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 42 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 11, 2010. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Please note that the Registrant, for operational and logistical reasons (i.e., in order to print and distribute prospectuses to certain insurance company clients), will need to finalize the prospectuses and begin printing on April 15, 2010. Accordingly, the Registrant respectfully requests that the Staff notify me as soon as possible, but in any event prior to April 15, 2010, of any further comments to PEA 40 that may cause the Registrant to revise the prospectuses beyond the revisions indicated in the responses below.

Prospectuses

Portfolio Summary—Fees and Expenses of the Portfolio

Comment 1: Please round all percentages in the Fee Table to the nearest hundredth of one percent per Instruction 1 to Item 3 of Form N-1A.

Response: Most Portfolios’ Fee Tables disclose percentages to the hundredth of one percent. Only the All Asset Portfolio and the Long-Term U.S. Government Portfolio disclose percentages in their respective Fee Tables out to the thousandth of one percent. These two

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Michael L. Kosoff April 9, 2010 Page 2

Portfolios do so because their contractual advisory fee is set at 0.175% and 0.225%, respectively, as a percentage of the Portfolio’s average daily net assets. Accordingly, and for the reasons described in more detail below, the Registrant believes it is important to continue to accurately disclose the exact Management Fees and Total Annual Portfolio Operating Expenses based on the contractual advisory fee, without rounding up or down to the nearest hundredth of one percent.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).1 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).2 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Portfolio with other mutual funds. Without a presentation of the precise advisory fee for the two Portfolios at issue, the Registrant believes the Portfolios’ Fee Tables would not adequately facilitate an investor comparison of each Portfolio’s true costs against other mutual funds’ costs as investors will not have precise information in which to accurately make such a cost comparison. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and a presentation of the precise advisory fee is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolios’ true advisory fee unless the Portfolio includes the precise fee in the Fee Table. The Registrant believes rounding Fee Table percentages to the nearest hundredth of one percent would cause the Fee Tables to fall short in meeting the SEC’s objective of providing clear, concise information to facilitate cost comparisons across different mutual funds because the Portfolios’ true advisory fee would be presented in an inaccurate, rounded manner.

General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” The Registrant believes it is “effective communication” within the meaning of the General Instruction to disclose the exact expenses of investing in a Portfolio, based on the contractual advisory fee set out to the thousandth of one percent, without rounding up or down. Moreover, the Registrant believes rounding the Portfolios’ Management Fees and Total

[1]	Summary Prospectus Adopting Release, at 31.
[2]	Id. at 16-17.

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Annual Portfolio Operating Expenses to the nearest hundredth of one percent may mislead and confuse investors. For example, investors may be confused as to why the Portfolio’s total expense ratio has changed from previous years if the Registrant were to round the percentages in response to the Staff’s request, or otherwise may be confused as to the true contractual advisory fee of the Portfolio if the Registrant were to disclose a rounded percentage (i.e., if a Portfolio were to round up, the investor would inaccurately believe they are paying a higher advisory fee rate than the actual advisory fee, a scenario that is disadvantageous to the Portfolio and investors). Moreover, once a summary prospectus is used to satisfy delivery obligations to investors, the investor will typically only see the Fee Table presentation of the Management Fees and Total Annual Portfolio Operating Expenses, not the precise advisory fee as disclosed in response to Items 10 and 13 of Form N-1A, and therefore may be unaware of the precise advisory fee if disclosed in the statutory prospectus only. The Registrant believes disclosing the precise Management Fee and Total Annual Portfolio Operating Expenses in the Portfolios’ Fee Tables more accurately presents the true costs to the investor of investing in the Portfolios and that doing so is “effective communication” within the meaning of Form N-1A.

Comment 2: Please remove the footnote to the Fee Table stating “[t]he Total Annual Portfolio Operating Expenses do not match the Ratio of Expenses to Average Net Assets of the Portfolio, as set forth in the Financial Highlights table of this prospectus, because the Ratio of Expenses to Average Net Assets reflects the operating expenses of the Portfolio and does not include Underlying PIMCO Fund Expenses,” as the footnote is neither permitted nor required by Item 3 of Form N-1A.

Response: The footnote is permitted by Form N-1A. See Instruction 3(f)(vii) to Item 3. Therefore, the Registrant will retain the footnote where applicable.

Comment 3: Please remove the footnotes to the Fee Table regarding interest expense, e.g., footnotes 1, 2 and 5 of the Fee Table for PIMCO All Asset All Authority Portfolio, as these footnotes are neither permitted nor required by Item 3 of Form N-1A.

Response: Footnotes 1, 2 and 5 relate to the Portfolio’s interest expense. To the extent a Portfolio enters into certain investments, such as reverse repurchase agreements, or enters into certain borrowings, such as a line of credit, the Portfolio incurs interest expense. Interest expense is required to be treated as an expense of the Portfolio for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the Portfolio’s use of such investments or borrowings as an investment strategy.

Unlike many other fund complexes, the Portfolios have a “unified fee” structure wherein each Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolio. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in each Portfolio’s statutory prospectus and disclosed in the combined Management Fees line item of the Fee Table.

[3]	See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Michael L. Kosoff April 9, 2010 Page 4

Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Portfolios, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Portfolios do bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the Fee Table, is a Portfolio’s interest expense. As interest expense may vary, causing a Portfolio to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the Fee Table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Portfolio with other mutual funds. Without the current Fee Table footnotes describing a Portfolio’s interest expense and its effect on the Portfolio’s expense ratio, the Registrant believes the Portfolio’s Fee Table would not adequately facilitate an investor comparison of the Portfolio’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Portfolios have a unique unified fee structure as described above, what comprises “Other Expenses” for a Portfolio is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on a Portfolio’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite

[4]	Summary Prospectus Adopting Release, at 31.
[5]	Id. at 16-17.

Michael L. Kosoff April 9, 2010 Page 5

different. For example, because the Portfolios do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Portfolios, investors in the Portfolios have reasonably come to expect that the total expense ratio of a Portfolio is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Portfolio needs to disclose “Other Expenses,” investors may not understand that the Portfolio operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolios’ unified fee structure unless the Portfolio includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its Fee Tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Portfolio and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Portfolio’s interest expense, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Portfolio’s Fee Table). The Registrant believes the failure to do so may be a material omission as investors may not otherwise understand why the Portfolio’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 4: Please ensure that the Other Expenses line item to the Fee Table includes the sum of all sub-captions to this line item per Instruction 3(c)(iii) to Item 3 of Form N-1A.

Response: Comment accepted.

Michael L. Kosoff April 9, 2010 Page 6

Comment 5: For each “new fund,” as defined by Instruction 6 to Item 3 of Form N-1A, please disclose in a footnote to the Fee Table that the Other Expenses are based on estimated amounts for the current fiscal year, as required by Instruction 6(a).

Response: Comment accepted.

Comment 6: Please ensure that any fee waiver or expense reimbursement disclosed in a footnote to the Fee Table will reduce any Portfolio operating expenses for no less that one year from the effective date of the Portfolio’s registration statement as required by Instruction 3(e) to Item 3 of Form N-1A.

Response: Comment acknowledged. The Portfolios will not disclose a fee waiver or expense reimbursement agreement in the Fee Table, or in a footnote to the Fee Table, unless the agreement reduces the Portfolio’s operating expenses for no less than one year from the effective date of the Portfolio’s registration statement.

Comment 7: On a supplemental basis, provide the Staff copies of completed Fee Tables, with footnotes, as soon as available.

Response: Comment acknowledged. As of the date of this response, the Registrant is completing and finalizing the Fee Tables. Once completed, the Registrant will provide the Staff with updated copies of all Fee Tables.

Portfolio Summary—Principal Investment Strategies

Comment 8: Please remove any cross references in the Principal Investment Strategies section to other disclosures required by Item 9 of Form N-1A.

Response: Comment accepted.

Comment 9: Please remove information in the Principal Investment Strategies section that is not a principal investment strategy of the Portfolio, e.g., the explanation of duration and the description of a fund of funds.

Response: Comment accepted.

Portfolio Summary—Principal Risks

Comment 10: Please move the sentence “[i]t is possible to lose money on an investment in the Portfolio” to the beginning of the Principal Risks section.

Michael L. Kosoff April 9, 2010 Page 7

Response: Comment accepted.

Comment 11: For each fund of funds, please ensure that the Principal Risks section discloses only the principal risks of the fund of funds Portfolio rather than all principal risks of the Underlying PIMCO Funds.

Response: Comment acknowledged. The Registrant has reviewed each fund of funds Portfolio’s Principal Risks section and believes the current disclosure is sufficient as is. Item 4(b)(1)(i) of Form N-1A requires each Portfolio to summarize the principal risks of investing therein, “including the risks to which the [Portfolio’s] portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the [Portfolio’s] net asset value, yield, and total return.” All three fund of funds Portfolios (All Asset, All Asset All Authority and Global Multi-Asset) are non-diversified and may concentrate their respective portfolios in a single Acquired Fund, including, in the case of the All Asset and All Asset All Authority Portfolios, investing up to 50% of Portfolio assets in a single Underlying PIMCO Fund. Accordingly, the Registrant believes each principal risk currently listed in the fund of funds Portfolios’ Principal Risks sections is a “risk to which the [Portfolio’s] portfolio as a whole is subject” and a risk that may “affect adversely the [Portfolio’s] net asset value, yield, and total return” as such concentration in one or a few Underlying PIMCO Funds would potentially subject the fund of funds Portfolio to each of the principal risks currently listed.

Comment 12: Please either remove Tax Risk, or explain to the Staff, on a supplemental basis, how Tax Risk is a principal risk of investing in a Portfolio that is offered to variable contract holders.

Response: Tax Risk, as defined and used in the prospectus, describes the risk to certain Portfolios that their ability to continue to use swap agreements and other derivative instruments, such as commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures, and options on futures, may be affected by future regulatory or legislative actions affecting the tax treatment of these instruments. For example, see the Description of Principal Risks—Tax Risk, Tax Consequences, and Characteristics and Risks of Securities and Investment Techniques—Derivatives sections of the prospectus, which provide additional disclosure regarding the tax treatment of commodity-linked derivative instruments, including the IRS rulings that permit certain Portfolios to gain exposure to these instruments through investments in a wholly-owned subsidiary. It is this limited purpose tax risk that is captured by the Tax Risk disclosed for certain Portfolios that may gain exposure to commodity-linked derivative instruments.

Michael L. Kosoff April 9, 2010 Page 8

Portfolio Summary—Performance Information

Comment 13: For Portfolios that include information for a single “broad-based securities market index,” as defined in Form N-1A, please remove the narrative index description preceding the bar chart, as this description is neither permitted nor required by Item 4 of Form N-1A.

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” As you know, Form N-1A defines “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes each Portfolio’s primary benchmark fits within this broad definition, but that a concise narrative description of the index is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare each Portfolio’s performance against the performance of a broad-based securities market index, the Registrant believes it is “effective communication” to concisely describe the index to investors so that investors have the proper context in which to compare the Portfolio’s performance to that of an unmanaged securities market index. Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the index provides helpful, clarifying information for investors. The Registrant has reviewed each Portfolio’s description of its broad-based securities market index and shortened the descriptions where appropriate.

Comment 14: For Portfolios that include information for a secondary index, please shorten the narrative index description preceding the bar chart as the Staff believes the descriptions are very long. For example, please retain only the first sentence of the description of the secondary index for the PIMCO All Asset Portfolio.

Response: Comment accepted. The Registrant has reviewed all secondary index descriptions and will shorten each description where appropriate.

Comment 15: When a Portfolio’s performance is compared against a single “broad-based securities market index,” please remove the statement that the information shows how the Portfolio’s performance compares with the returns of an index of funds with similar investment objectives, as this statement is only applicable to a secondary index.

Michael L. Kosoff April 9, 2010 Page 9

Response: Comment accepted.

Comment 16: Please add disclosure to the introductory paragraph of the Performance Information section that performance does not include any charges imposed by an insurance company and if it did returns would be lower.

Response: Comment accepted.

Comment 17: Please remove the reference to “before and after taxes” in the last sentence of the introductory paragraph of the Performance Information section, as only one set of performance returns is presented in the Average Annual Total Returns Table.

Response: Comment accepted.

Comment 18: For “new funds” that do not provide performance information, please state, if applicable, that updated performance information is available and provide a toll-free phone number and/or website address where the updated information may be obtained, per Item 4(b)(2)(i) of Form N-1A.

Response: Comment accepted.

Comment 19: Please include a parenthetical following the name of the index in the Average Annual Total Returns Table stating “(reflects no deduction for fees, expenses or taxes).”

Response: Comment accepted.

Portfolio-Specific Comments

Comment 20: Please provide the Staff, on a supplemental basis, the basis for the belief that the index for each of the following Portfolios is a “broad-based securities market index,” within the meaning of Item 4(b)(2)(iii) of Form N-1A, or, alternatively, disclose the returns of a broad-based securities market index in the prospectus for each of the following Portfolios: PIMCO All Asset Portfolio; PIMCO Foreign Bond Portfolio (Unhedged); PIMCO Global Bond Portfolio (Unhedged); PIMCO High Yield Portfolio; PIMCO Real Return Portfolio; and PIMCO Total Return Portfolio.

Response: Item 4(b)(2)(iii) of Form N-1A requires each Portfolio to compare its performance against the performance of an “appropriate broad-based securities market index,” as that term is defined by Instruction 5 to Item 27(b)(7) of Form N-1A. Instruction 5 to Item 27(b)(7) defines an “appropriate broad-based securities market index” as “one that is administered by

Michael L. Kosoff April 9, 2010 Page 10

an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant has reviewed each of the named Portfolios’ primary benchmark indexes and has determined that the current disclosure is sufficient as is.

Each Portfolio’s primary benchmark index is currently used as a benchmark index by various investment products with investment objectives similar to the applicable Portfolio, including mutual funds and exchange-traded funds that are not affiliated with the Registrant. Each Portfolio’s primary benchmark index is briefly described in the narrative description preceding the bar chart. The Registrant believes such narrative description adequately conveys that each index is “appropriate” for the respective Portfolio.

The Registrant believes each primary benchmark index is “appropriate” given the respective Portfolio’s investment objective and the securities the Portfolio invests in. Because each of the applicable indexes are managed by third parties not affiliated with the Portfolios, the Portfolios’ adviser or underwriter, and because the applicable indexes are used as a benchmark for other investment products (i.e., the indexes are widely recognized and used) and contain securities of the type invested in by the applicable Portfolio, the Registrant believes that each index qualifies as an “appropriate broad-based securities market index” for purposes of the applicable Portfolio’s Average Annual Total Returns table.

Comment 21: For the PIMCO All Asset Portfolio—Class M prospectus, please remove the footnote to the Fee Table regarding the Service Fee for Class M shares, as the footnote is neither permitted nor required by Item 3 of Form N-1A.

Response: Comment accepted. The Service Fee for Class M shares will be included as part of the Other Expenses line item instead of as a footnote to the Fee Table.

Comment 22: For the PIMCO All Asset Portfolio, please remove the last paragraph of the Principal Investment Strategies section as the information describing a fund of funds structure is not a principal investment strategy. This paragraph would more properly belong in response to Item 9 of Form N-1A.

Response: Comment accepted.

Comment 23: For the PIMCO All Asset Portfolio, please state in the Investment Adviser/Portfolio Manager section of the Portfolio Summary that Research Affiliates, LLC is a Sub-Adviser to the Portfolio.

Response: Comment accepted.

Michael L. Kosoff April 9, 2010 Page 11

Comment 24: For the PIMCO All Asset All Authority Portfolio, please remove the last paragraph of the Principal Investment Strategies section as the information describing a fund of funds structure is not a principal investment strategy. This paragraph would more properly belong in response to Item 9 of Form N-1A.

Response: Comment accepted.

Comment 25: For the PIMCO All Asset All Authority Portfolio, please state in the Investment Adviser/Portfolio Manager section of the Portfolio Summary that Research Affiliates, LLC is a Sub-Adviser to the Portfolio.

Response: Comment accepted.

Comment 26: For the PIMCO CommodityRealReturn® Strategy Portfolio, please revise footnote 4 to the Fee Table (regarding the contractual fee waiver) for plain English readability.

Response: Comment acknowledged. The Registrant has reviewed this footnote and will revise this disclosure to the extent the Registrant believes any changes or simplified language is needed.

Comment 27: For the PIMCO CommodityRealReturn® Strategy Portfolio, please either delete High Yield Risk from the Principal Risks section or discuss the Portfolio’s investments in high yield securities in the Principal Investment Strategies section.

Response: The Portfolio discloses its potential exposure to high yield securities in the Principal Investment Strategies section. See the last paragraph in this section, which states “[t]he Portfolio may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.” Therefore, the Registrant believes High Yield Risk is appropriately included as a principal risk of investing in the Portfolio.

Comment 28: For the PIMCO Global Bond Portfolio (Unhedged), please revise the Principal Investment Strategies section to clarify that a significant percentage of the Portfolio’s assets will be invested outside the United States, for example, by disclosing that the Portfolio will invest 40% of its assets outside of the United States or will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark.

Response: As you know, footnote 42 to the adopting release for Rule 35d-1 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80%

Michael L. Kosoff April 9, 2010 Page 12

test of Rule 35d-1.6 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).7 Accordingly, the Registrant believes the Portfolio’s current disclosure in the first sentence of the Principal Investment Strategies section is sufficient.8

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.9 Furthermore, the application of a quantified percentage test to the Portfolio would result in disparate treatment of the Portfolio as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” in their names under a standard that is significantly more flexible or permissive than the one being proposed by the Staff here.

Comment 29: For the PIMCO Global Multi-Asset Portfolio, please revise the Principal Investment Strategies section to clarify that a significant percentage of the Portfolio’s assets will be invested outside the United States, for example, by disclosing that the Portfolio will invest 40% of its assets outside of the United States or will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark.

Response: As you know, footnote 42 to the adopting release for Rule 35d-1 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80%

[6]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001).
[7]	See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).
[8]	That sentence states, “[t]he Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.”
[9]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

Michael L. Kosoff April 9, 2010 Page 13

test of Rule 35d-1.10 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).11 Accordingly, the Registrant believes the Portfolio’s current disclosure in the last sentence of the second paragraph of the Principal Investment Strategies section is sufficient.12

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.13 Furthermore, the application of a quantified percentage test to the Portfolio would result in disparate treatment of the Portfolio as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” in their names under a standard that is significantly more flexible or permissive than the one being proposed by the Staff here.

Comment 30: For the PIMCO Global Multi-Asset Portfolio, please either delete Mortgage-Related and Other Asset-Backed Risk and Short Sale Risk from the Principal Risks section or discuss the Portfolio’s investments in mortgage-related and other asset-backed securities and use of short sales in the Principal Investment Strategies section.

Response: With regard to Mortgage-Related and Other Asset-Backed Risk, the first two sentences of the second paragraph of the Portfolio’s Principal Investment Strategies section reference the Portfolio’s direct investments in Fixed Income Instruments, a term defined in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income

[10]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001).
[11]	See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).
[12]	That sentence states, “[t]he Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States).”
[13]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

Michael L. Kosoff April 9, 2010 Page 14

Instruments section of the prospectus to include “mortgage-backed and other asset-backed securities.” Accordingly, the Registrant believes the Portfolio’s investments in these securities are adequately addressed in the current Principal Investment Strategies disclosure. With regard to Short Sale Risk, the Registrant will add disclosure to the Portfolio’s Principal Investment Strategies section referencing the Portfolio’s ability to engage in short sales.

Comment 31: For the PIMCO High Yield Portfolio, please revise the following sentence in the Principal Investment Strategies section for plain English readability, “[t]he remainder of the Portfolio’s assets may be invested in investment grade Fixed Income Instruments Investment Company Act of 1940, as amended (the “1940 Act”).”

Response: Comment accepted.

Comment 32: For the PIMCO Long-Term U.S. Government Portfolio—Advisor Class prospectus, please revise the following sentence in the Principal Investment Strategies section for plain English readability, “[t]he ‘total return’ if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.”

Response: Comment accepted.

Comment 33: For the PIMCO Long-Term U.S. Government Portfolio, please delete the last paragraph of the Principal Investment Strategies section, which provides general disclosure regarding securities issued by U.S. Government agencies or government-sponsored enterprises, as this paragraph does not describe a principal investment strategy of the Portfolio.

Response: Comment accepted.

Comment 34: For the PIMCO Long-Term U.S. Government Portfolio—Advisor Class prospectus, the introductory paragraph of the Performance Information section states:

Since the Portfolio’s Advisor Class does not have a full calendar year’s worth of returns as of the date of this prospectus, the bar chart and the Average Annual Total Returns table show performance of the Administrative Class shares, which are offered in a separate prospectus. Although the Advisor Class and Administrative Class would have similar returns, (because they represent interests in the same portfolio of securities), Advisor and Administrative Class performance would differ to the extent that the Administrative Class has lower expenses.

Michael L. Kosoff April 9, 2010 Page 15

Please move this disclosure to a footnote to the bar chart and explain that Advisor Class shares and Administrative Class shares would have “substantially similar” annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses, per Instruction 3(b) to Item 4(b) of Form N-1A.

Response: Comment accepted.

Comment 35: For the PIMCO Short-Term Portfolio—Advisor Class prospectus, the introductory paragraph of the Performance Information section states:

Since the Portfolio’s Advisor Class does not have a full calendar year’s worth of returns as of the date of this prospectus, the bar chart and the Average Annual Total Returns table show performance of the Administrative Class shares, which are offered in a separate prospectus. Although the Advisor Class and Administrative Class would have similar returns, (because they represent interests in the same portfolio of securities), Advisor and Administrative Class performance would differ to the extent that the Administrative Class has lower expenses.

Please move this disclosure to a footnote to the bar chart and explain that Advisor Class shares and Administrative Class shares would have “substantially similar” annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses, per Instruction 3(b) to Item 4(b) of Form N-1A.

Response: Comment accepted.

Comment 36: For the PIMCO Short-Term Portfolio—Advisor Class prospectus, please update the parenthetical following the title to the Average Annual Total Returns Table to state “periods ended 12/31/09.”

Response: Comment accepted.

Disclosure of Portfolio Holdings

Comment 37: If applicable, please state that a description of the Trust’s policies and procedures with respect to the disclosure of the Trust’s portfolio securities is also available on the Trust’s website.

Response: Comment accepted.

Michael L. Kosoff April 9, 2010 Page 16

Management of the Portfolios

Comment 38: Please state the aggregate fee for each Portfolio, including advisory fees and supervisory and administrative fees, paid to the investment adviser during the last fiscal year as a percentage of average net assets per Item 10(a)(1)(ii)(A) of Form N-1A.

Response: Comment accepted.

Comment 39: Please delete the Annual Underlying PIMCO Fund Expenses table, included in the Fund of Funds Fees sub-section, as the Staff believes disclosing fees of Underlying PIMCO Funds not offered in the prospectus could confuse investors.

Response: The Registrant does not believe this table is confusing to investors, but rather provides helpful, clarifying information for investors considering, or already investing in, the fund of funds Portfolios offered in the prospectus. In a fund of funds structure, the Registrant believes it is important to clearly disclose the fees and expenses charged to investors in Underlying PIMCO Funds, as such fees are part of the total fees and expenses charged to investors in a fund of funds Portfolio. The Registrant believes this table is a helpful supplement to the Acquired Fund Fees and Expenses presented in the applicable Portfolios’ Fee Tables and provides “effective communication” within the meaning of General Instruction C(1)(a) to Form N-1A. In response to the Staff’s comment, the Registrant will add the following disclosure before the table to clarify for investors the information presented (i.e., to make clear that the Underlying PIMCO Funds are offered in a separate prospectus):

For a complete description of an Underlying PIMCO Fund, please see the Underlying PIMCO Fund’s Institutional Class prospectus. For a summary description of the Underlying PIMCO Funds, please see the “Description of the Underlying PIMCO Funds” section in this prospectus.

Comment 40: Please update the expiration dates of fee waivers disclosed in the Fund of Funds Fees sub-section, where applicable.

Response: Comment accepted.

Michael L. Kosoff April 9, 2010 Page 17

Purchases and Redemptions

Comment 41: Please confirm that the following disclosure in the Redeeming Shares sub-section is applicable to insurance product funds:

For shareholder protection, a request to change information contained in an account registration (for example, a request to change the bank designated to receive wire redemption proceeds) must be received in writing, signed by the minimum number of persons designated on the Client Registration Application that are required to effect a redemption, and accompanied by a signature guarantee from any eligible guarantor institution, as determined in accordance with the Trust’s procedures, as more fully described below. Shareholders should inquire as to whether a particular institution is an eligible guarantor institution. A signature guarantee cannot be provided by a notary public. In addition, corporations, trusts, and other institutional organizations are required to furnish evidence of the authority of the persons designated on the Client Registration Application to effect transactions for the organization.

When a signature guarantee is called for, a “Medallion” signature guarantee will be required. A Medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution which is participating in a Medallion program recognized by the Securities Transfer Association. The three recognized Medallion programs are the Securities Transfer Agents Medallion Program, Stock Exchange Medallion Program and New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions which are not participating in one of these programs will not be accepted. Please note that financial institutions participating in a recognized Medallion program may still be ineligible to provide a signature guarantee for transactions of greater than a specified dollar amount. The Trust may change the signature guarantee requirements from time to time upon notice to shareholders, which may be given by means of a new or supplemented prospectus.

Response: The Registrant confirms that these paragraphs are applicable to the Portfolios.

How Portfolio Shares are Priced

Comment 42: Please clarify the following statement to indicate when, under such circumstances, the Valuation Committee will meet to determine the value of a security or asset (i.e., daily, weekly, monthly):

In the event that market quotes are not readily available, and the security or asset cannot be valued pursuant to one of the valuation methods, the value of the security or asset will be determined in good faith by the Valuation Committee of the Board of Trustees, generally based upon recommendations provided by PIMCO.

Michael L. Kosoff April 9, 2010 Page 18

Response: The Registrant has reviewed the prospectus disclosure relating to the Valuation Committee and has determined that it is sufficient as is. To clarify, the current Valuation Committee, as described in greater detail in the Statement of Additional Information (see Management of the Trust—Standing Committees), is composed of the Trust’s interested Trustees and certain officers of the Adviser. Accordingly, the Valuation Committee is fully capable of meeting on an as-needed basis to determine the fair value of any security or asset that cannot be determined through market quotes or the valuation methods referenced in the prospectus disclosure cited by the Staff. Item 11(a) of Form N-1A does not require the Registrant to disclose the frequency of Valuation Committee meetings or to disclose any information beyond what is currently disclosed in the prospectus. The Statement of Additional Information provides additional information regarding the frequency of Valuation Committee meetings.

Descriptions of the Underlying PIMCO Funds

Comment 43: Please explain, on a supplemental basis, how “credit quality” and “duration” apply to the Equity-Related Funds listed in the Description of the Underlying PIMCO Funds table.

Response: The Underlying PIMCO Funds identified as “Equity-Related” Funds in the Descriptions of the Underlying PIMCO Funds table (the “Underlying Equity-Related PIMCO Funds”) have different investment objectives and strategies, but each Fund seeks to achieve its investment objective by investing in derivative instruments tied to the performance (or inverse performance) of a specified index, backed by a portfolio of Fixed Income Instruments. Each Underlying Equity-Related PIMCO Fund discloses a duration limitation and a credit quality limitation applicable to the Fund’s overall portfolio, but which is primarily a function of the Fund’s investments in Fixed Income Instruments. The specific investment objective and strategies of each Underlying Equity-Related PIMCO Fund, and the respective credit quality and duration limitations for each Fund, are described in more detail in the Underlying Equity-Related PIMCO Funds’ prospectus. As the Registrant’s prospectus only aims to provide a summary description of the Underlying PIMCO Funds, and specifically incorporates the Underlying PIMCO Funds’ prospectus by reference and directs investors to such prospectus for additional information regarding the Underlying PIMCO Funds, the Registrant believes the current disclosure regarding “credit quality” and “duration” in the Underlying PIMCO Funds table is sufficient.

Michael L. Kosoff April 9, 2010 Page 19

Statement of Additional Information

Comment 44: In the Portfolio Transactions and Brokerage—Disclosure of Portfolio Holdings section, please describe the length of the lag, if any, between the date of the disclosed portfolio securities information and the date on which the information is disclosed, per Items 16(f)(1)(iii) and 16(f)(2) of Form N-1A.

Response: Comment accepted. The Registrant has reviewed this disclosure and, to the extent applicable, will update the disclosure to provide the information requested.

Comment 45: Please provide the governance disclosure pursuant to the SEC release, Proxy Disclosure Enhancements, Securities Act Release 9089 (Dec. 16, 2009).

Response: Comment accepted. The governance disclosure will be added to the Registrant’s Statement of Additional Information to be filed as part of the Registrant’s Rule 485(b) filing.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 40 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng

EXHIBIT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

April 9, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 42 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on February 11, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow
Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng